July 24, 2025

Kun Dai
Chief Executive Officer
Uxin Limited
21/F, Donghuang Building
No. 16 Guangshun South Avenue
Chaoyang District, Beijing 100102
People   s Republic of China

       Re: Uxin Limited
           Amendment No. 4 to Registration Statement on Form F-3
           Filed July 16, 2025
           File No. 333-268111
Dear Kun Dai:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our letter dated June 25,
2025.

Amendment No. 4 to Registration Statement on Form F-3 filed July 16, 2025 Cover Page

1. We note your response to prior comment 1. Please revise your disclosure to state that the administrative penalties imposed on PwC Zhong Tian have not had any impact on you, your securities, and your business and include risk factor disclosure, if applicable.
 July 24, 2025
Page 2

       Please contact Eddie Kim at 202-551-8713 or Cara Wirth at 202-551-7127 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Shu Du, Esq